NEWS RELEASE
October 20, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Awards Prefeasibility Study of

Kuriskova Uranium Deposit

Vancouver, October 20, 2009 – Tournigan Energy Ltd.  (TVC: TSX-V; TGP: Frankfurt) announced today that the company has awarded Tetra Tech, Inc. of Golden, Colorado a contract for the preparation of an NI 43-101 compliant prefeasibility study of the Kuriskova uranium deposit in eastern Slovakia. The work will begin immediately with its results expected to be completed in the first half of 2010. Tetra Tech is a full service consulting and engineering company to the mining industry with 10,000 employees and 250 offices worldwide.

As part of the prefeasibility study, Tournigan has initiated a 5,000-metre drill program of step-out and infill drilling intended to expand and upgrade the Kuriskova uranium resource.  The Kuriskova uranium deposit currently hosts an NI 43-101 compliant resource of 14.65 million pounds U3O8 indicated at 0.558% U3O8 and 17.90 million pounds inferred at 0.215% U3O8 using a cut-off of 0.05%U (SRK Consulting US, Feb. 2009).

The initial drill program will help define and plan subsequent drilling to be done in 2009 and early 2010.  Additionally, the program includes drill holes for geotechnical and hydrological data collection.  The complete program will total over 15,000 metres.

The study will also incorporate metallurgical testing of representative Kuriskova samples to optimize the recovery of uranium and molybdenum as a byproduct.

The results of the studies will provide insight into a mine plan, infrastructure requirements, and processing plant flow-sheet design for Kuriskova. It will also provide a basis for determining reserves, capital and operating costs, project economics and will address the environmental and permitting aspects of the project.

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made in this release, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Company’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Notice to US investors: This press release uses the terms "indicated resources" and "inferred resources", which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com